

January 10, 2012

Via E-Mail
Gary Steele, Chief Executive Officer
Proofpoint, Inc.
892 Ross Drive
Sunnyvale, CA 94089

   Re: Proofpoint, Inc.
     Registration Statement on Form S-1
     Filed December 14, 2011
     File No. 333-178479

Dear Mr. Steele:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You state on pages 25 and 88 that you discovered a potential violation of export regulation involving the provision of web-based, e-mail communications to end-users located in Iran, which you reported to OFAC. In addition, you disclose on page 85 that you operate in EMEA, a region that includes Iran, Syria, and Sudan. The referenced countries are designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls.

   Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Iran, Syria, and/or Sudan, whether through subsidiaries, strategic partners, distributors, resellers, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, software, information, support, and/or services, including but not limited to software updates or hardware repairs, that you have provided or intend to provide into Iran, Syria, and/or Sudan, directly or indirectly. Your response should also describe any agreements, commercial arrangements, or other contacts you have had or intend to have with the governments of Iran, Syria, and/or Sudan, or entities controlled by those governments. Address whether to the best of your knowledge, understanding, and belief, any of the items you have provided into Iran, Syria, and Sudan, directly or indirectly, have been utilized by the governments of those countries. Finally, identify Iran in your disclosure on pages 25 and 88 as a U.S.-designated state sponsor of terrorism.

2.   Please discuss for us the materiality of the contacts with Iran, Sudan, and/or Syria you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Iran, Sudan, or Syria.

3.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Prospectus Summary, page 1

The Offering, page 5

4.   In an appropriate place in the prospectus, please revise to describe the automatic conversion of all of your outstanding convertible preferred stock. Also, please file the agreements binding holders, pursuant to Item 601 of Regulation S-K.

Risk Factors, page 12

5.   Please add a risk factor that discusses the concentration of ownership of management and the conflicts of interest that may result.

6.   Please revise the second full risk factor on page 15 to clarify whether there is a risk that your customers that use your products for cloud-based email systems using the Microsoft or Google applications may eventually use competing or low cost alternatives from Microsoft or Google, which you list as competitors on page 83.

Industry and Market Data, page 35

7.   Please provide us supplemental copies of the reports or other source documentation that you cite on page 35 from which market or other data is extracted. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

Use of Proceeds, page 36

8.   To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to expand your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K. We note on page 44 you describe various expansion plans, but do not indicate if they will be funded via offering proceeds.

9.   Please discuss the reasons for this offering if you do not disclose specific uses of offering proceeds beyond working capital and other general corporate purposes.

10.   We are unable to locate disclosure of the determination of your offering price, as required by Item 505 of Regulation S-K. Please tell us where this disclosure is located or provide it here or any other appropriate place in the prospectus.

Management's Discussion and Analysis, page 43

Overview, page 43

11.   In light of your significant operating losses in recent periods, please revise to provide a more detailed discussion of the key challenges you face. See Section III.A of SEC Release No. 33-8350.

12.   We note your general discussion of your investments to expand your protection platform on page 43 and your acquisitions of Fortiva, Inc. and Eveyone.net, Inc., as described on pages F-16 through F-18. Please revise your MD&A section to clarify how your material acquisitions have impacted the scope of your operations, including period to period changes to revenue categories of expenses, your product and service offerings, and/or your geographic or customer coverage.

13.   You indicate that the "majority of costs associated with generating customer agreements are incurred up front," on page 44. Please provide quantitative disclosure of the upfront customer acquisition costs and how they affect your results of operations over time. Also, please discuss how your product life cycles and your renewal rates affect your gross margins.

14.   Please provide disclosure, quantitatively and qualitatively, of your past history and the importance of your ability to sell additional services or upgrades to your existing customer base and the sales costs associated with these sales.

15.   On page 45, you indicate that customers have primarily used your "solutions in conjunction with email messaging content." Please revise here and in your business section to provide the percentage of sales derived from all products or class of similar products exceeding 10% of revenue. We note that in your business section you list many products, but it is unclear whether they generate any significant amounts of revenue. See Items 303(a) and 101(c)(1)(i) of Regulation S-K for guidance.

Results of Operations

Comparison of the Nine Months Ended September 30, 2010 and 2011

Revenue, page 52

16.   We note that your subscription revenue increased 27% for the nine months ended September 30, 2011 as compared to the same period in 2010. Your disclosure indicates that this increase occurred both in North America and internationally. Please note where a material change is attributed to two or more factors the contribution of each identified factor should be described in quantified terms. Refer to Section III.D of SEC Release No. 33-6835. In addition, please provide clarifying disclosure that indicates whether your revenue growth is attributable to new customers or existing customers purchasing additional solutions. In this regard, we note your disclosure on page 76, that a majority of your existing customers have licensed only one of your solutions and this represents a significant opportunity to expand. Similar concerns apply to your comparison of years ended December 31, 2009 and 2010 on page 54 and comparison of years ended December 31, 2008 and 2009 on page 55.

Operating Expenses, page 53

17.   Your disclosures indicate that research and development expenses, sales and marketing expenses, and general and administrative expenses each increased for the nine months ended September 30, 2011, "primarily due to an increase in headcount." We further note your disclosures for the year ended December 31, 2010 that each of your operating expenses increased due to increased headcounts. Although each of the line items increased period over period, they did with varying percentages. Please expand your disclosures to quantify the number of employees hired to clarify these increases for your readers. In addition, please explain why and where significant numbers of employees were added and how did such additions affect your operations and achievements. Further, your please revise to clarify why your selling expenses varied from period to period and how these fluctuations have affected your activities, revenues, deferred revenues, and/or your future competitive position. Refer to Section III.D of SEC Release No. 33-6835.

Liquidity and Capital Resources, page 57

18.   On pages 59 and 60, you disclose you spent $3.8 million to purchase equipment used for infrastructure expansion and have $3.28 million in purchase obligations related to our third party data centers. In both the MD&A and business sections, please revise to provide more details of your recent expansion, the material terms of the agreements underlying your purchase obligations, and the types of equipment purchased and how they fit into your business strategy.

19.   You indicate you believe you have sufficient sources of liquidity to fund your operations for at least the next 12 months. Please revise to clarify the "anticipated growth" you expect and the basis for that belief. Also, please clarify the extent offering proceeds are needed to fund operations. On page 44, you indicate you plan to build out your infrastructure, hire new employees, develop your technology, expand globally, and offer additional services. It is unclear whether you will use offering proceeds to fund these initiatives.

Net Cash Flows Provided by (Used in) Operating Activities, page 58

20.   We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. In this regard, we

note that you disclose the net change in working capital items, but do not explain the material changes in each of the periods. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Refer to the guidance in Section IV.B.1 of SEC Release 33-8350.

Critical Accounting Policies

Stock-Based Compensation, page 65

21. Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

Business, page 72

Overview, page 72

22. On pages 72, 77, and 83 you describe your security platform being sold through your direct sales force, through distributors and resellers, and through strategic partners. Please revise to provide more details of how each method of distribution operates. For example, please clarify the role of the distributor or reseller after the initial purchase or subscription is made, who controls the relationship with the end user, and how they are compensated for multi-year subscription services. Further, please provide disclosure of how much of your sales are generated under each distribution method to provide context for investors on how you generate your sales.

Customers, page 82

23. Please revise to clarify what you mean by "we have retained over 90% of our customers" on pages 44 and 83. Please clarify how this figure was calculated. Also, to balance the disclosure, please provide a general description of the product life or life cycle of your products and your customer retention over time.

24. Please advise us whether you have a backlog of orders, pursuant to Item 101(c)(viii) of Regulation S-K.

Case Studies, page 83

25.   We refer to case studies provided on pages 83 through 85 of a sample of engagements
        with undisclosed entities. Please provide us further information in your response letter
        concerning each case study, including: each customer's identity, whether you have
        provided the prospectus disclosure to each customer, whether each customer has
        confirmed the accuracy of the claims within their respective case study, and whether each
        customer believes the results or achievements took place as a consequence of your goods
        and services are described fully and accurately. Further, please revise to disclose the
        steps you took to verify such claims. Expand the case studies to provide more
        meaningful disclosure of the performance claims. Your existing claims are vague and it
        is unclear if they provide investors with sufficient context to evaluate the performance of
        your products and services for the case study customers, without additional qualitative
        and quantitative disclosures. For example, it is unclear what cost savings were achieved,
        how much time was reduced, how much junk mail was reduced, or if these case studies
        are representative of the products you offer or are reflect isolated results. We may have
        further comments upon receipt of your response.

Competition, page 83

26.   Please revise your competitor discussion to disclose which specific products lines your
        competitors compete with your business. We note, for example, Microsoft is listed as
        both a strategic partner and a competitor. It is unclear which products you compete with
        Microsoft and how they are your strategic partner.

Management, page 89

Board of Directors Composition, page 92

27.   Please revise to clarify, if known, whether it has been determined which class each
        director will be a member of following this offering. Also, please revise to disclose the
        identity of any new member of a board committee prior to the effectiveness of this
        registration statement.

Director Compensation, page 95

28.   Please revise your Director Compensation section to disclose the aggregate grant date fair
        value of the option awards computed in accordance with FASB ASC Topic 718, as
        required by Item 402(k)(2)(iv) of Regulation S-K.

29.   Please revise to provide the interlocks disclosure required by Item 407(e)(4)(i)(C) of
        Regulation S-K, under the required heading. It appears that two of your compensation
        committee members, Messrs. Jonathan Feiber and Kevin Harvey, had relationships with
        the Company requiring disclosure under Item 404(a), as described on page 121.

Executive Compensation, page 97

30.   Please revise your executive compensation section, including your compensation discussion and analysis and compensation tables to add information for the last completed fiscal year, which is December 31, 2011.

31.   We note your disclosure on page 106 that you "do not view perquisites or other personal benefits as a significant component of our executive compensation program." Please revise to clarify whether the total value of the perquisites or other personal benefits are less than $10,000 in aggregate for each named executive officer or director, pursuant to Items 402(c)(2)(ix)(A) and (k)(2)(vii)(A) of Regulation S-K.

32.   Please revise page 104 to clarify the terms "sales commission quotas" and "annual booking quotas" as performance measures for your Sales Commission Plan for Mr. Hickman-Smith. It is unclear if these figures represent sales revenues, number of units, or other criteria. Also, please clarify how these performance measures vary from your corporate revenue goals.

33.   Please revise your Equity Compensation section to provide more detail on how your board and compensation committee determined the equity awards for your named executive officers. On page 105, you indicate that the decision was based on: i) an evaluation of the compensation analysis prepared by your human resources department; (ii) its subjective assessment of the performance of each executive officer; and (iii) its motivation and retention objectives for your executive officers. You should briefly describe each component, such as the results of the compensation analysis, what the board considered as criteria for "performance," and how motivation and retention objectives affected the size of the grant awards.

Certain Relationships and Related Party Transactions, page 120

34.   Please revise this section to include the registration and voting rights granted to your the directors, executive officers, and/or significant beneficial owners that are party to the investors' rights agreement filed as Exhibit 4.02 and your voting agreement discussed on page 92. Please also identify each related party to these agreements as appropriate, pursuant to Item 404(a) of Regulation S-K.

Principal and Selling Stockholders, page 122

35.   Please revise to update your beneficial ownership table to the most recent practicable date prior to filing your amendment, as opposed to the most recent date of your interim financial statements. We presume that the amounts in this table will give effect to the

stock split you disclose will be effected pre-effectively. See Item 403(a) of Regulation S-K.

36.   Please revise notes (16) and (17) to disclose the control person(s) or beneficial owner(s) of DAG Ventures GP Fund III, LLC and RRE Ventures Fund III, L.P, respectively, or their affiliated entities.

Description of Capital Stock, page 125

37.   Please revise to disclose the material terms of the "Right of First Refusal" provision in your Fourth Amended and Restated Investors' Rights Agreement in Section 3 of Exhibit 4.02.

Notes to Consolidated Financial Statements

Revenue recognition, page F- 9

38.   Tell us and disclose whether you bifurcate revenue for income statement presentation purposes. In this regard, your disclosure states that you recognize fees for hardware appliance sales and hosted on-demand service arrangements ratably due to the lack of VSOE, however, your statement of operations presents separate line-items for subscriptions and hardware and services. Please clarify whether these elements are combined as one unit of accounting for recognition purposes. If so, you should disclose the basis for bifurcating revenue for presentation purposes. In addition, tell us and disclose how you bifurcate the fee for instances where you do license the software and apply ASC 985-605.

Note 14. Segment Reporting, page F-35

39.   We note that you currently break-out your total revenue between North America and the rest of the world. Please tell us your considerations if any individual country should be broken out further. Refer to FASB ASC 280-10-50-41.a.

Exhibits, page II-7

40.   Please file your offer letters in their entirety, including all omitted attachments that establish rights and obligations between the parties to the agreements. We note that Exhibits 10.08, 10.09, 10.10, and 10.11 omit various exhibits. If you do not believe any omitted schedules or attachments to exhibits are required to be filed, please provide a detailed explanation in the response letter of you views.

41.   We note a substantial number of exhibits have yet to be filed, please be aware we need
        sufficient time to review these exhibits prior to effectiveness.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the
financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202)
551-3297 or, in his absence, me at (202) 551-3462 with any other questions.

                                                            Sincerely,

                                                            /s/ Mark P. Shuman

Mark P. Shuman
Legal Branch Chief

cc: <u>Via E-Mail</u>
        Jeffery Vetter, Esq.
        Fenwick & West LLP